April 3, 2025

Taryn Miller
Chief Financial Officer
Wolverine World Wide, Inc.
9341 Courtland Drive N.E.
Rockford, Michigan 49351

       Re: Wolverine World Wide, Inc.
           Form 10-K for the Fiscal Year Ended December 28, 2024
           Filed February 20, 2025
           Form 8-K/A Furnished February 20, 2025
           File No. 001-06024
Dear Taryn Miller:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 28, 2024
Consolidated Statements of Operations, page 36

1. We note your consolidated statements of operations include a line item for environmental and other related costs (income), net of recoveries and also note your disclosures in Note 17. Please tell us the nature of the environmental and other related costs (income), net of recoveries recorded in each of the reported periods including a description of material offsetting amounts, if any.
Form 8-K/A Furnished February 20, 2025
Exhibit 99.1, page 4

2.     We note your non-GAAP measures include an adjustment for reorganization costs.
       Please explain to us the nature of these costs and tell us why you believe they do not represent normal, recurring operating expenses. Refer to Question 100.01 of the SEC
       Staff   s Compliance and Disclosure Interpretations on Non-GAAP
Financial Measures.
 April 3, 2025
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stephany Yang at 202-551-3167 or Kevin Woody at
202-551-3629
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing